EXHIBIT 4.2

SUPPLEMENTAL AGREEMENT TO WARRANT AGENT AGREEMENT

This Supplemental Agreement dated as of February 25, 2026 (the “Supplemental Agreement”), is executed by PureCycle Technologies, Inc., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Warrant Agent”).

WHEREAS, the Company and the Warrant Agent are parties to that certain Warrant Agent Agreement dated as of September 2, 2022 (the “Warrant Agent Agreement”), relating to the Company’s outstanding Series A warrants (the “Series A Warrants”) to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), at a price of $11.50 per share;

WHEREAS, the Form of Series A Warrant (the “Form of Series A Warrant”) is affixed to the Warrant Agent Agreement as Exhibit A, and the provisions of the Form of Series A Warrant are incorporated therein pursuant to Section 2.1 of the Warrant Agent Agreement;

WHEREAS, the termination date (the “Termination Date”) of the Series A Warrants is the earlier of (i) 5:00 p.m. (New York City time) on March 17, 2026, or (ii) the date fixed for redemption of the Series A Warrants;

WHEREAS, upon the terms and conditions contained in the Series A Warrants, all (and not less than all) of the Series A Warrants are redeemable, in whole but not in part, at the Company’s option any time prior to their expiration at the price of $0.01 per Series A Warrant, provided that the last sales price of the shares of Common Stock has been equal to or greater than $18.00 per share (subject to adjustment for splits, dividends, recapitalizations and other similar events) (the “Series A Redemption Trigger Price”) for any 20 trading days within a 30 trading day period commencing after the Series A Warrants became exercisable and ending on the third business day prior to the date on which notice of redemption is given;

WHEREAS, the Board of Directors of the Company has authorized amendments to the Series A Warrants to (i) extend the Termination Date for all Series A Warrants to the earlier of (i) 5:00 p.m. (New York City time) on March 17, 2027, or (ii) the date fixed for redemption of the Series A Warrants (the “Termination Date Amendment”), subject to the receipt of the written consent of the holders of a majority of the outstanding Series A Warrants (the “Termination Date Consent”);

WHEREAS, the Board of Directors of the Company has also authorized amendments to the Series A Warrants to reduce the Series A Redemption Trigger Price from $18.00 to $14.38 per share (the “Redemption Trigger Price Amendment”), subject to the written consent of the holder of each Series A Warrant, with such amendment to be effective and applicable only to the Series A Warrants held by such holders who provide an executed written consent, as required by Section 6(l) of the Series A Warrants;

WHEREAS, pursuant to Section 6(l) of the Series A Warrants, the Company has received the Termination Date Consent;

WHEREAS, pursuant to Section 6(l) of the Series A Warrants, the Company has received the consent of the holders of Series A Warrants listed in Schedule I attached hereto with respect to the Redemption Trigger Price Amendment; and

WHEREAS, the Company and the Warrant Agent desire to amend and restate certain provisions of the Form of Series A Warrant as set forth in this Supplemental Agreement in order to reflect the Termination Date Amendment and the Redemption Trigger Price Amendment.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. Capitalized terms use herein and not otherwise defined herein shall have the meanings ascribed to them in the Form of Series A Warrant.

2. Amendment to Form of Series A Warrant.

(a) Effective March 17, 2026, the first paragraph of the Form of Series A Warrant affixed to the Warrant Agent Agreement is hereby amended and restated in its entirety as follows with respect to all outstanding Series A Warrants:

“THIS SERIES A WARRANT (this “Series A Warrant”) certifies that, for value received, _____________ or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after September 17, 2022 (the “Initial Exercise Date”) and on or prior to the earlier of (i) 5:00 p.m. (New York City time) on March 17, 2027 and (ii) the date fixed for redemption of the Subscription Warrants (defined below) as provided in Section 4 (the “Termination Date”) but not thereafter, to subscribe for and purchase from PureCycle Technologies, Inc., a Delaware corporation (the “Company”), up to ______ shares (as subject to adjustment hereunder, the “Warrant Shares”) of Common Stock. The purchase price of one share of Common Stock under this Series A Warrant shall be equal to the Exercise Price, as defined in Section 2(b).”

(b) Effective March 17, 2026, Section 4(a) of the Form of Series A Warrant affixed to the Warrant Agent Agreement is hereby amended and restated in its entirety as follows, with respect to all outstanding Series A Warrants:

“(a) Redemption. Subject to Section 4(d), all (and not less than all) of the outstanding Subscription Warrants may be redeemed, in whole and not in part, at the option of the Company, at any time after the Subscription Warrants become exercisable, and prior to their expiration, at the office of the Warrant Agent, upon the notice referred to in Section 6(b), at the price of $0.01 per Subscription Warrant (“Redemption Price”); provided that the last sales price of the shares of Common Stock has been equal to or greater than $14.38 per share (subject to adjustment for splits, dividends, recapitalizations and other similar events) for any twenty (20) Trading Days within a thirty (30) Trading Day period commencing after the Subscription Warrants become exercisable and ending on the third business day prior to the date on which notice of redemption is given and provided further that there is a current registration statement in effect with respect to the shares of Common Stock underlying the Subscription Warrants for each day in the 30-Trading Day period and continuing each day thereafter until the Redemption Date (defined below).”

3. Amendment. All references in the Warrant Agent Agreement (and in the other agreements, documents and instruments entered into in connection therewith) to the “Agreement” shall be deemed for all purposes to refer to the Warrant Agent Agreement, as amended by this Supplemental Agreement.

4. Remaining Provisions of Warrant Agent Agreement. Except as expressly provided herein, the provisions of the Warrant Agent Agreement shall remain in full force and effect in accordance with their terms and shall be unaffected by this Supplemental Agreement.

5. Counterparts. This Supplemental Agreement may be executed in counterparts, each of which when executed shall be deemed an original and both of which when executed shall be deemed one and the same instrument.

6. Headings. The headings to this Supplemental Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

7. Governing Law. This Supplemental Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of law thereof that would require the application of the laws of any other jurisdiction.

[Signature page to follow.]

IN WITNESS WHEREOF, this Supplemental Agreement has been duly executed and delivered by the authorized officers of each of the undersigned as of the date first above written.

PURECYCLE TECHNOLOGIES, INC.

By: /s/ Brad S. Kalter

Name: Brad S. Kalter

Its: General Counsel, Chief Compliance Officer and Secretary

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By: /s/ Henry Farrell

Name: Henry Farrell

Its: Vice President